# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: W. R. BERKLEY CORPORATION, CIK 0000011544
CUSIP: 084423102
Title of class of securities: Common Stock, par value $0.20 per share
Address of issuer's principal executive offices: 475 Steamboat Road, Greenwich, Connecticut (CT), 06830
Date of event which requires filing of this statement: 03/04/2026
Filed by CIK 0000918186
Persons authorized to receive notices and communications: Attn: Kelly F. O'Donnell, WR Berkley & Others LLC, 475 Steamboat Road, Greenwich, Connecticut (CT), 06830, (203) 629-4800; Wachtell, Lipton, Rosen & Katz, Attention: David A. Katz, Esq., 51 West 52nd Street, New York, New York (NY), 10019, (212) 403-1309

## Reporting persons
- WR Berkley & Others LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 63,515,547; shared voting power 32,035,597; sole dispositive power 63,515,547; shared dispositive power 32,035,597; aggregate amount beneficially owned 95,551,144 (25.51% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of common stock, par value $0.20 per share (the "Common Stock"), of W. R. Berkley Corporation (the "Issuer") held by MS&AD Insurance Group Holdings, Inc., a kabushiki kaisha (stock corporation) organized under the laws of Japan ("MS&AD Holdings"), and Mitsui Sumitomo Insurance Co., Ltd., a kabushiki kaisha (stock corporation) organized under the laws of Japan ("MSI" and together with MS&AD Holdings, the "MSI Entities"), as further described in Items 5(a) and 6.
  
  Percentages are based on 374,490,856 shares of Common Stock outstanding as of February 23, 2026, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on February 27, 2026.
- WR Berkley & Others 2 LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 3,553,486; shared voting power 91,997,658; sole dispositive power 3,553,486; shared dispositive power 91,997,658; aggregate amount beneficially owned 95,551,144 (25.51% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of Common Stock held by the MSI Entities, as further described in Items 5(a) and 6.
  
  Percentages are based on 374,490,856 shares of Common Stock outstanding as of February 23, 2026, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on February 27, 2026.
- William R. Berkley (CIK 0000918186): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 17,363,285; shared voting power 78,187,859; sole dispositive power 17,363,285; shared dispositive power 78,187,859; aggregate amount beneficially owned 95,551,144 (25.51% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of Common Stock held by the MSI Entities, as further described in Items 5(a) and 6.
  
  Percentages are based on 374,490,856 shares of Common Stock outstanding as of February 23, 2026, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on February 27, 2026.
- Marjorie J. Berkley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 204,364; shared voting power 95,346,780; sole dispositive power 204,364; shared dispositive power 95,346,780; aggregate amount beneficially owned 95,551,144 (25.51% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of Common Stock held by the MSI Entities, as further described in Items 5(a) and 6.
  
  Percentages are based on 374,490,856 shares of Common Stock outstanding as of February 23, 2026, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on February 27, 2026.
- W. Robert Berkley, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,552,770; shared voting power 90,998,374; sole dispositive power 4,552,770; shared dispositive power 90,998,374; aggregate amount beneficially owned 95,551,144 (25.51% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of Common Stock held by the MSI Entities, as further described in Items 5(a) and 6.
  
  Percentages are based on 374,490,856 shares of Common Stock outstanding as of February 23, 2026, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on February 27, 2026.
- The William R. Berkley 2011 GST Trust u/a dated December 20, 2011: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,350,000; shared voting power 94,201,144; sole dispositive power 1,350,000; shared dispositive power 94,201,144; aggregate amount beneficially owned 95,551,144 (25.51% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of Common Stock held by the MSI Entities, as further described in Items 5(a) and 6.
  
  Percentages are based on 374,490,856 shares of Common Stock outstanding as of February 23, 2026, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on February 27, 2026.
- The William R. Berkley 2022 Family Trust f/b/o William R. Berkley, Jr. and His Issue: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,287,201; shared voting power 91,263,943; sole dispositive power 4,287,201; shared dispositive power 91,263,943; aggregate amount beneficially owned 95,551,144 (25.51% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of Common Stock held by the MSI Entities, as further described in Items 5(a) and 6.
  
  Percentages are based on 374,490,856 shares of Common Stock outstanding as of February 23, 2026, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on February 27, 2026.
- The William R. Berkley 2022 Family Trust f/b/o Lauren Berkley and Her Issue: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 724,491; shared voting power 94,826,653; sole dispositive power 724,491; shared dispositive power 94,826,653; aggregate amount beneficially owned 95,551,144 (25.51% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of Common Stock held by the MSI Entities, as further described in Items 5(a) and 6.
  
  Percentages are based on 374,490,856 shares of Common Stock outstanding as of February 23, 2026, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on February 27, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.20 per share
Name of issuer: W. R. BERKLEY CORPORATION
Address of issuer's principal executive offices: 475 Steamboat Road, Greenwich, Connecticut (CT), 06830
Comment: This Amendment No. 1 (this "Amendment No. 1") to Schedule 13D amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on December 5, 2025 (as it may be amended from time to time, collectively, the "Schedule 13D"), relating to W.R. Berkeley Corporation (the "Issuer"). Except as set forth herein, the Schedule 13D is unmodified. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing:
The persons filing this Statement on Schedule 13D (this "Statement") are WR Berkley & Others LLC, a Delaware limited liability company ("Family Holdings"), WR Berkley & Others 2 LLC, a Delaware limited liability company ("Family Holdings 2"), William R. Berkley, Marjorie J. Berkley, W. Robert Berkley, Jr., The William R. Berkley 2011 GST Trust u/a dated December 20, 2011, The William R. Berkley 2022 Family Trust f/b/o William R. Berkley, Jr. and His Issue and The William R. Berkley 2022 Family Trust f/b/o Lauren Berkley and Her Issue (collectively, the "Reporting Persons"). Family Holdings is a Delaware limited liability company.

The members of Family Holdings and Family Holdings 2 are William R. Berkley (direct owner of 16.7732% of each of the limited liability company interests thereof), WRB 2018 Irrevocable Family Trust dated as of September 4, 2018 (direct owner of each of 43.2268% of the limited liability company interests thereof) and WRB 2024 GRAT No. 1 dated as of November 19, 2024 (direct owner of 40.000% of the each of limited liability interest thereof). William R. Berkley is the trustee of WRB 2018 Irrevocable Family Trust dated as of September 4, 2018, and Marjorie J. Berkley is the trustee of WRB 2024 GRAT No. 1. The aggregate number of shares held by these three entities is expected to remain constant although there may be fluctuations in the holdings among the individual entities.

William R. Berkley is the chairman of the Issuer's board of directors, is the spouse of Marjorie J. Berkley, and is the father of W. Robert Berkley, Jr (the chief executive officer of the Issuer). Marjorie J. Berkley is the spouse of William R. Berkley, and the mother of W. Robert Berkley, Jr.
Residence or business address: The principal business address of each of the Reporting Persons is 475 Steamboat Road, Greenwich CT 06830.
Present principal occupation or employment: Schedule A to this Statement includes the name, business address, present principal occupation or employment and citizenship of the managers of each of the Reporting Persons and is incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor any of their respective managers identified in Schedule A to this Statement has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor any of their respective managers identified in Schedule A to this Statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
* WR Berkley & Others LLC is a Delaware limited liability company
* WR Berkley & Others 2 LLC is a Delaware limited liability company
* William R. Berkley, Marjorie J. Berkley and W. Robert Berkley, Jr are United States Citizens
* The William R. Berkley 2011 GST Trust u/a dated December 20, 2011 is a trust organized under the laws of the state of Delaware
* The William R. Berkley 2022 Family Trust f/b/o William R. Berkley, Jr. and His Issue The William R. Berkley 2022 Family Trust f/b/o Lauren Berkley and Her Issu are each trusts organized under the laws of the state of Florida.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of Common Stock reported as beneficially owned by the Reporting Persons were acquired in or before the initial public offering of the Issuer, through open market purchases using personal funds, by means of gift, inheritance or other gratuitous transfer, or through their service as an officer, director or employee of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended by replacing the first paragraph with the following:

Calculations of the Reporting Persons' beneficial ownership on the cover pages and in Item 5(a) of this Statement are based on 374,490,856 shares of Common Stock outstanding as of February 23, 2026, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on February 27, 2026. However, when calculating MSI's percentage ownership for certain purposes under the Framework Agreement and LLC Agreement, MSI uses as its denominator 391,869,666 shares of Common Stock, which comprises such number of shares of Common Stock outstanding as of February 23, 2026 and 17,378,810 shares of Common Stock held in a grantor trust as of December 31, 2025, each as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on February 27, 2026. We refer to that aggregate number as the "Outstanding Agreement Shares."

Item 4 is hereby amended and supplemented by adding the following paragraph as the second to last paragraph of Item 4:

In connection with MSI's acquisition of fifteen percent (15%) of the Outstanding Agreement Shares, MSI designated Andrew Carrier, an executive officer of MSI, to serve as a director of the Issuer. Mr. Carrier was nominated to the slate of directors up for election to the Issuer's Board at the Issuer's 2026 annual meeting by the Issuer's Board following the recommendation of the Issuer's Nominating and Corporate Governance Committee to the Board. Mr. Carrier is anticipated to be elected to the Board at the annual meeting of stockholders of the Issuer scheduled to be held in June 2026. Mr. Carrier was designated by MSI pursuant to the terms of the Framework Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is amended and restated in its entirety as follows:

The Reporting Persons beneficially own 95,551,144 shares of Common Stock, representing approximately 25.51% of the shares of Common Stock outstanding.

The percentage beneficial ownership of the Reporting Persons has been determined based on 380,021,174 shares of Common Stock outstanding as of February 23, 2026, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on February 27, 2026.

The beneficial ownership information set forth above does not include any securities of the Issuer beneficially owned by MSI. As a result of the Framework Agreement and LLC Agreement described in Item 6 of this Statement, the Reporting Persons may be deemed to beneficially own and share voting power over the shares of Common Stock beneficially owned by MSI. As of the date hereof, MSI beneficially owns an aggregate of 58,780,450 shares of Common Stock (representing approximately fifteen and seven-tenths percent 15.7% of the total number of shares of Common Stock outstanding).

This Statement is not an admission or acknowledgment that the Reporting Persons constitute a "group" within the meaning of Rule 13d-5(b)(1) under the Act with MSI.
Number of shares as to which each person has sole or shared power to vote or dispose: In addition to the description set forth above in Item 5(a), see the cover pages of this Statement for indications of the respective voting powers and disposition powers of the Reporting Persons.
Transactions in the class effected during the past sixty days: None
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by adding the following at the end of the second paragraph of the subsection entitled "Framework Agreement" in Item 6:

The Closing Date is March 4, 2026.

Item 6 is hereby amended and supplemented by adding the following paragraphs at the end of the subsection entitled "Limited Liability Company Agreement" in Item 6:

The foregoing description of the LLC Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the text of such agreement, which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated December 11, 2025 (filed previously)

99.2 Framework Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on March 28, 2025)

99.3 Amended and Restated Limited Liability Company Agreement, dated March 4, 2026, by and among, Symphony Partners, LLC, Mitsui Sumitomo Insurance Co., Ltd. and WR Berkley & Others LLC

## Signatures
- WR Berkley & Others LLC: /s/ W. Robert Berkley, Jr., W. Robert Berkley, Jr. /Manager (03/05/2026)
- WR Berkley & Others 2 LLC: /s/ W. Robert Berkley, Jr., W. Robert Berkley, Jr. / Manager (03/05/2026)
- William R. Berkley: /s/ William R. Berkley, William R. Berkley (03/05/2026)
- Marjorie J. Berkley: /s/ Marjorie J. Berkley, Marjorie J. Berkley (03/05/2026)
- W. Robert Berkley, Jr.: /s/ W. Robert Berkley, Jr., W. Robert Berkley, Jr. (03/05/2026)
- The William R. Berkley 2011 GST Trust u/a dated December 20, 2011: /s/ W. Robert Berkley, Jr., W. Robert Berkley, Jr. /Trustee (03/05/2026)
- The William R. Berkley 2022 Family Trust f/b/o William R. Berkley, Jr. and His Issue: /s/ Marjorie J. Berkley, Marjorie J. Berkley/Trustee (03/05/2026)
- The William R. Berkley 2022 Family Trust f/b/o Lauren Berkley and Her Issue: /s/ Marjorie J. Berkley, Marjorie J. Berkley/Trustee (03/05/2026)